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SEC Mail Processing

FEB 12 2024

Washington, DC

ANNUAL REPORT FORM X-17A-5 PART III

SEC Mail Processing

FEB 12 2024

SEC FILE NUMBER
8-70573

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BRONSON FINANCIAL LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15707 ROCKFIELD BOULEVARD, SUITE 105
(No. and Street)

IRVINE	CA	92618
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

RYAN J. HOFFMAN	949-504-4454	RHOFFMAN@BRONSONFINANCIAL.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C. - Certified Public Accountants and Advisors
(Name – if individual, state last, first, and middle name)

80 Washington Street, Bldg S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, RYAN J. HOFFMAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BRONSON FINANCIAL LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CFO and FINOP

See attached
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 7 day of FEBRUARY, 2024, by RYAN J. HOFFMAN,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ENC1
KNEA BOSAW
COMM. # 2441323
NOTARY PUBLIC • CALIFORNIA
RIVERSIDE COUNTY
My Comm. Expires March 14, 2027
ENC1

(Seal)

Signature ________

BRONSON FINANCIAL LLC

Table of Contents

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Directors
Bronson Financial LLC
Irvine, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bronson Financial LLC, as of December 31, 2023, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bronson Financial LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Bronson Financial LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 9 through 11 has been subjected to audit procedures performed in conjunction with the audit of Bronson Financial LLC's financial statements. The supplemental information is the responsibility of Bronson Financial LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as the Bronson Financial LLC's auditor since 2021.
Norwell, Massachusetts

February 7, 2024

BRONSON FINANCIAL LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

Assets		
Current assets		
Cash and cash equivalents	$	102,371
Prepaid expenses and other assets		21,626
Total current assets		123,997
Total assets	$	123,997
Liabilities and member's equity		
Current liabilities		
Accounts payable and accrued expenses	$	9,267
Total current liabilities		9,267
Member's equity		114,730
Total liabilities and member's equity	$	123,997

See accompanying notes.

BRONSON FINANCIAL LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

Revenues	
Advisory services	$ 240,000
Total revenues	240,000
Operating expenses	
Compensation and related expenses	107,792
Rent and facilities expense	24,788
Legal and professional fees	16,488
Computer, internet, and telephone	10,209
Other operating expenses	26,644
Total operating expenses	185,921
Net income	$ 54,079

See accompanying notes.

BRONSON FINANCIAL LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

Balance, December 31, 2022	$	335,651
Distributions to member		(275,000)
Net income		54,079
Balance, December 31, 2023	$	114,730

See accompanying notes.

BRONSON FINANCIAL LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

Cash flows from operating activities:		
Net income	$	54,079
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in operating assets and liabilities:		
Prepaid expenses and other assets		(16,527)
Accounts payable and accrued expenses		(1,312)
Net cash provided by operating activities		36,240
Cash flows from financing activities:		
Distributions to member		(275,000)
Net cash used in financing activities		(275,000)
Net decrease in cash and cash equivalents		(238,760)
Cash and cash equivalents at beginning of year		341,131
Cash and cash equivalents at end of year	$	102,371

See accompanying notes.

Note 1 Organization and Summary of Significant Accounting Policies

Organization

Bronson Financial LLC (the "Company") is a Delaware limited liability company focusing on providing capital raising and mergers and acquisitions advisory consulting services. The Company was formed in February 2020 and became a member of the Financial Industry Regulatory Authority ("FINRA") in June 2021.

The Company is registered with the Securities and Exchange Commission ("SEC") and is also a member of FINRA. The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Securities and Exchange Act of 1934 (the "Act") and does not carry customer accounts or clear customer transactions, nor does it plan to hold any customers' securities or funds. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act. Under this exemption, computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements are not required.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses the accrual method of accounting.

Cash and Cash Equivalents

The Company considers cash in banks and investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

The Company's sources of revenue are fees earned from providing capital raising and mergers and acquisition advisory consulting services. Topic 606 of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), *Revenue from Contracts with Customers*, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance for accounting for certain contract costs, and disclosures. In accordance with Topic 606 of the FASB ASC, the Company recognizes revenue from its advisory consulting service engagements as the performance obligations in the underlying arrangements are completed.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the Federal Deposit Insurance Corporation insurance limit.

Leases

The Company accounts for leases under Topic 842 of the FASB ASC, *Leases*. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the balance sheet as both a right-of-use ("ROU") asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the ROU asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the ROU asset result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the ROU asset results in front-loaded expense over the lease term. Variable lease expenses are recorded when incurred.

In calculating the ROU asset and lease liability, the Company has elected to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term.

In March 2022 the Company entered into a one-year non-cancellable sub-lease agreement for office space in Los Angeles, California. After the initial term ended, the sub-lease agreement continued on a month-to-month basis. The lease terminated August 31, 2023. The lease agreement required rental payments of approximately $2,300 per month.

Income Taxes

The Company made an election to be taxed as a partnership under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements except for state franchise taxes and fees. All of the Company's income and expenses are reported by the Company's sole member on its tax return.

The Company accounts for uncertain tax positions in accordance with Topic 740-10 of the FASB ASC, *Accounting for Uncertainty in Income Taxes*. This guidance establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company's returns from 2021 through 2023 are subject to review by the Internal Revenue Service.

Interest and penalties associated with the Company's tax positions are reflected as interest expense in the financial statements. There were no interest or penalties incurred during the year ended December 31, 2023.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

The Company follows Topic 820 of the FASB ASC, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by Topic 820 of the FASB ASC, are used to measure fair value.

Note 2 Subsequent Events

The Company has evaluated subsequent events through February 7, 2024, which is the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that require disclosure.

Note 3 Significant Clients

The Company derived 100% of its revenue from two clients during the year ended December 31, 2023. The makeup of the Company's client base varies from year to year.

Note 4 Statutory Requirements

Pursuant to Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital as defined under such rule. As of December 31, 2023, the Company's net capital was $93,275 and the required net capital was $5,000.

The Company is exempt from certain provisions of Rule 15c3-3 of the Act and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers."

Note 5 Contingencies

The Company is subject to litigation and claims arising in the ordinary course of business. The Company would accrue for such items when a liability is both probable and the amount can be reasonably estimated. No loss contingency was recorded as of December 31, 2023.

Note 6 Compliance with Rule 15c3-3

The Company will not claim an exemption from Rule 15c3-3 of the Act, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry proprietary securities accounts ("PAB accounts"). During the calendar year 2023 the Company did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers and (3) did not carry PAB accounts.

Note 7 Related Party Transactions

Interlink Electronics, Inc. ("Interlink"), Qualstar Corporation ("Qualstar"), and BKF Capital Group, Inc. ("BKF") are related parties to Bronson Financial LLC. Steven N. Bronson, our Chief Executive Officer, is also (a) the Chairman of the Board, Chief Executive Officer and majority shareholder of Interlink, (b) the Chief Executive Officer, Director and shareholder of Qualstar, and (c) the Chairman of the Board, Chief Executive Officer and majority shareholder of BKF. Ryan J. Hoffman, our Chief Financial Officer, is also the Chief Financial Officer of Interlink and BKF, and previously served as the Chief Financial Officer of Qualstar. BKF is the sole member of Bronson Financial LLC.

The Company provides advisory consulting services to Interlink and Qualstar. During the year ended December 31, 2023, the Company recorded advisory services revenue of $120,000 from Interlink, and $120,000 from Qualstar, all of which had been billed and collected as of December 31, 2023.

The Company entered into an expense sharing agreement with BKF. Pursuant to the agreement, BKF permits the Company to use a portion of its office facility, computer and software, telephone and internet, and office supplies, in exchange for a monthly fee of approximately the value of those respective items the Company consumes. During the year ended December 31, 2023, the Company incurred $9,900 of expenses under this expense sharing agreement, all of which had been paid to BKF as of December 31, 2023.

Interlink, Qualstar and BKF occasionally pay expenses on the Company's behalf, for which the Company reimburses Interlink, Qualstar and BKF. During the year ended December 31, 2023, Interlink paid $32,584 of expenses on the Company's behalf, of which reimbursements of $32,447 had been paid to Interlink as of December 31, 2023, and $137 was payable to Interlink as of December 31, 2023. During the year ended December 31, 2023, Qualstar paid $2,307 of expenses on the Company's behalf, of which reimbursements of $2,307 had been paid to Qualstar as of December 31, 2023, and $0 was payable to Qualstar as of December 31, 2023. During the year ended December 31, 2023, BKF paid $5,130 of expenses on the Company's behalf, of which reimbursements of $5,130 had been paid to BKF as of December 31, 2023, and $0 was payable to BKF as of December 31, 2023.

The Company occasionally pays expenses on behalf of Interlink and Qualstar, for which Interlink and Qualstar reimburse the Company. During the year ended December 31, 2023, the Company paid $72,600 of expenses on behalf of Interlink, all of which had been reimbursed by Interlink to the Company as of December 31, 2023. During the year ended December 31, 2023, the Company paid $0 of expenses on behalf of Qualstar.

BRONSON FINANCIAL LLC

COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

AS OF DECEMBER 31, 2023

Member's Equity	$	114,730
Deductions:		
Nonallowable assets		(21,455)
Net Capital	$	93,275
Minimum Net Capital Required (greater of 6-2/3% of aggregate indebtedness or $5,000)	$	5,000
Aggregate Indebtedness		
Total Liabilities and Aggregate Indebtedness	$	9,267
Ratio of Aggregate Indebtedness to Net Capital		0.10

There is no material difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing.

BRONSON FINANCIAL LLC

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3

AS OF DECEMBER 31, 2023

None. The Company is exempt from Rule 15c3-3.

BRONSON FINANCIAL LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

AS OF DECEMBER 31, 2023

None. The Company is exempt from Rule 15c3-3.

BRONSON FINANCIAL LLC

ASSERTIONS REGARDING EXEMPTION PROVISIONS

AS OF DECEMBER 31, 2023

Bronson Financial, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Bronson Financial, LLC

I, Ryan J. Hoffman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Name and Title – Ryan J. Hoffman, CFO and FINOP

February 7, 2024

Date

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Directors
Bronson Financial LLC
Irvine, California

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Bronson Financial LLC stated that Bronson Financial LLC's business activities are limited to private placement of securities, specifically to act as selling agent in the solicitation of private offerings on a best effort basis and that it has not held customer funds or securities and that Bronson Financial LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC state on April 4, 2014. Bronson Financial LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended, without exception. Bronson Financial LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Bronson Financial LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

LMHS, P.C.

LMHS, P.C.

We have served as Bronson Financial LLC's auditor since 2021.
Norwell, Massachusetts

February 7, 2024

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com